FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period April 1, 2003 to June 30, 2003

Commission File Number: 0-19906

Spectrum Signal Processing Inc.
(Translation of registrant's name into English)

One Spectrum Court, 2700 Spectrum Way, Suite 200, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED JUNE 30, 2003

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	June 30,
ASSETS	2002	2003
		(Unaudited)
Current assets
Cash and cash equivalents	$3,480	$2,624
Trade receivables net of allowance for doubtful accounts of $281 (2002 - $221)	4,887	3,540
Receivable from Technology Partnerships Canada (note 5)	496	286
Inventories	2,414	2,891
Prepaid expenses	132	262
	11,409	9,603

Capital assets	2,666	3,124

	$14,075	$12,727

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,346	$3,229
Accrued liabilities	2,213	2,075
	4,559	5,304

Long-term obligations (note 3)	857	791

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,732,391 (2002 - 14,732,391)	24,974	24,974
Additional paid-in capital	554	554
Warrants	113	113
Deficit	(15,161)	(17,601)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,408)
	8,659	6,632

	$14,075	$12,727
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales (note 6)	$6,251	$4,093	$12,342	$9,795
Cost of sales	2,597	2,372	5,055	4,523
	3,654	1,721	7,287	5,272

Expenses
Administrative	1,387	1,223	2,451	2,484
Sales and marketing	995	1,317	2,050	2,569
Research and development	998	1,418	2,125	2,278
Amortization	176	226	343	419
Restructuring and other charges	-	1	-	(51)
	3,556	4,185	6,969	7,699

Earnings (loss) from operations	98	(2,464)	318	(2,427)

Other
Interest expense	4	9	7	15
Other expense (income)	3	-	2	(2)
	7	9	9	13

Earnings (loss) before income taxes	91	(2,473)	309	(2,440)

Income tax expense
Current	10	-	10	-
	10	-	10	-

Net earnings (loss)	81	(2,473)	299	(2,440)

Deficit, beginning of period	(11,236)	(15,128)	(11,454)	(15,161)
Cancellation of treasury shares	(743)	-	(743)	-
Deficit, end of period	$(11,898)	$(17,601)	$(11,898)	$(17,601)

Earnings (loss) per share
Basic	$0.01	$(0.17)	$0.02	$(0.17)
Diluted	$0.01	$(0.17)	$0.02	$(0.17)

Weighted average shares
Basic	12,702,680	14,732,391	12,534,568	14,732,391
Diluted	12,985,650	14,732,391	12,716,352	14,732,391

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$81	$(2,473)	$299	$(2,440)

Other comprehensive earnings
Foreign currency translation	207	229	190	413

Comprehensive earnings (loss)	$288	$(2,244)	$489	$(2,027)
See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$81	$(2,473)	$299	$(2,440)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	176	226	343	419
Changes in operating assets and liabilities
Accounts receivable	853	2,297	751	2,283
Inventories	234	(94)	50	(73)
Prepaid expenses	(144)	(51)	(142)	(101)
Accounts payable	38	251	(360)	462
Accrued liabilities	(116)	(29)	196	(471)
Long-term obligations	-	(52)	-	(194)
Net cash provided by (used for) operating activities	1,122	75	1,137	(115)

Cash flows from investing activities
Purchase of capital assets	(117)	(165)	(218)	(411)
Net cash used for investing activities	(117)	(165)	(218)	(411)

Cash flows from financing activities
Issue of shares from share options	10	-	11	-
Issue of shares from Employee Share Purchase Plan	40	-	40	-
Issue of shares for cash, net of costs	4,107	-	4,107	-
Net cash provided by financing activities	4,157	-	4,158	-

Effect of foreign currency exchange rates on cash and cash equivalents	(94)	(102)	(96)	(330)

Net increase (decrease) in cash and cash equivalents during the period	5,068	(192)	4,981	(856)
Cash and cash equivalents, beginning of period	1,257	2,816	1,344	3,480
Cash and cash equivalents, end of period	$6,325	$2,624	$6,325	$2,624
See accompanying notes to consolidated financial statements.
See supplementary information (note 4).

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 (Expressed in thousands of United States dollars)

Prepared in conformity with accounting principles generally accepted in the United States of America.

1. Basis of preparation

The accompanying financial information as at June 30, 2003 and for the three and six month periods ended June 30, 2003 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2002 Annual Report.

2. Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2002, except for the following:

Capital assets

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4 years
Computer software	4 years
Lab equipment	4 years
Furniture and office equipment	5 years
Research and development equipment	3 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the lease term.

For additions prior to 2003, the Company amortizes its capital assets using a declining balance method as described in the annual financial statements. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003

(Expressed in thousands of United States dollars, except per share amounts)

Prepared in conformity with accounting principles generally accepted in the United States of America.

2. Significant accounting policies, continued

Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation," to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net earnings (loss) - as reported	$81	$(2,473)	$299	$(2,440)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(276)	(214)	(510)	(416)

Net loss - pro forma	$(195)	$(2,687)	$(211)	$(2,856)

Basic and diluted earnings (loss) per share - as reported	$0.01	$(0.17)	$0.02	$(0.17)
Basic and diluted loss per share - pro forma	(0.02)	(0.18)	(0.02)	(0.19)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,	Six months ended June 30,
	2003	2003
	(Unaudited)	(Unaudited)
Expected dividend yield	0%	0%
Expected stock price volatility	90%	90%
Risk-free interest rate	4.50%	4.50%
Expected life of options	5.0 years	5.0 years

Recent accounting pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted FAS No. 150, which had no effect on its consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 (Expressed in thousands of United States dollars)

Prepared in conformity with accounting principles generally accepted in the United States of America.

2. Significant accounting policies, continued

Recent accounting pronouncements, continued

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company is currently evaluating the impact of FAS No. 149 on its financial results.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective July 1, 2003. However, because the Company does not have any variable interest entities, there is no impact on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45 in its consolidated financial statements.

3. Restructuring and other charges

During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. The following table summarizes the activity related to the restructuring and other charges during the three months ended June 30, 2003.

	Provision				Effect of	Provision
	Balance at	Cash			Foreign	Balance at
	March 31, 2003	Drawdowns	Adjustments		Exchange	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Facilities restructuring	$977	$(58)		$(2)	$ 91	$1,008
Workforce reduction	380	(115)	-		27	292
Other	-					-
	$1,357	$(173)		$(2)	$ 118	$1,300

Current						$509
Long-term						791
						$1,300

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 (Expressed in thousands of United States dollars)

Prepared in conformity with accounting principles generally accepted in the United States of America.

3. Restructuring and other charges, continued

The following table summarizes the activity related to the restructuring and other charges during the six months ended June 30, 2003.

	Provision			Effect of	Provision
	Balance at	Cash		Foreign	Balance at
	December 31, 2002	Drawdowns	Adjustments	Exchange	June 30, 2003
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Facilities restructuring	$957	$(110)	$(8)	$ 169	$1,008
Workforce reduction	538	(288)	(21)	63	292
Other	25		(25)		-
	$1,520	$(398)	$(54)	$ 232	$1,300

Current					$509
Long-term					791
					$1,300

4. Supplementary information

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash received for interest	$-	$1	$1	$3

Cash paid for:
Interest	4	9	7	15
Income taxes	8	2	8	3

Non-cash financing activities
Expiration of share purchase warrants
reclassified to additional paid-in capital	412	-	412	-
Issue of underwriters' warrants	113	-	113	-
Cancellation of treasury shares	1,232	-	1,232	-

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 (Expressed in thousands of United States dollars)

Prepared in conformity with accounting principles generally accepted in the United States of America.

5. Contingencies

Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in liability for product warranties follows.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance, beginning of period	$258	$260	$78	$202
Provision adjustments	7	78	194	142
Expenditures	(20)	(14)	(27)	(20)
Balance, end of period	$245	$324	$245	$324

Technology Partnerships Canada

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada contributed a total of Cdn$5,994 ($4,421) towards the development of these products. In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of Cdn$11,428 ($8,429). During the six months ended June 30, 2003, the Company credited $266 against research and development expenses, which is still receivable. During the six months ended June 30, 2003, the Company accrued royalties payable of $75.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Expressed in thousands of United States dollars)

Prepared in conformity with accounting principles generally accepted in the United States of America.

6. Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Packet-voice	$659	$1,853	$769	$2,306
Wireless	5,592	2,240	11,573	7,489
	$6,251	$4,093	$12,342	$9,795

Gross margins by product line were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Packet-voice	$352	$771	$387	$1,008
Wireless	3,302	950	6,900	4,264
	$3,654	$1,721	$7,287	$5,272

Item 2. Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Statement Relating to Forward Looking Statements

Information contained in this filing contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "anticipates" or comparable terminology, or by discussions of strategy. The Company cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, realtime signal processing products and subsystems for the wireless defense and packet-voice communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to capture, analyze and process wireless signals, provide software defined radio functionality to transmitters, receivers and gateways, and to enable the convergence of different voice and communications networks and communication between different standards within the same network.

The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

The Company publishes its financial statements in United States dollars ("$") and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003

Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	41.5%	58.0%	41.0%	46.2%
Gross profit	58.5%	42.0%	59.0%	53.8%

Expenses
Administrative	22.2%	29.9%	19.8%	25.3%
Sales and marketing	15.9%	32.2%	16.6%	26.1%
Research and development	16.0%	34.6%	17.2%	23.3%
Amortization	2.8%	5.5%	2.8%	4.3%
Restructuring and other charges	0.0%	0.0%	0.0%	-0.5%
	56.9%	102.2%	56.4%	78.5%

Earnings (loss) from operations	1.6%	-60.2%	2.6%	-24.7%

Other
Interest expense	0.1%	0.2%	0.1%	0.2%
Other income	0.0%	0.0%	0.0%	0.0%

Earnings (loss) before income taxes	1.5%	-60.4%	2.5%	-24.9%

Income tax expense	0.2%	0.0%	0.1%	0.0%

Net earnings (loss) for the period	1.3%	-60.4%	2.4%	-24.9%

Three months ended June 30, 2003 compared to the three months ended June 30, 2002

Sales. Sales for the second quarter of 2003 were $4,093,000, a decrease of $2,158,000, or 34.5%, relative to sales in the second quarter of 2002. Included in sales were revenues from the Company's wireless product line of $2,240,000, or 54.7% of sales, compared to $5,592,000, or 89.5% of sales in the second quarter of 2002, and revenues from the Company's packet-voice product line of $1,853,000, or 45.3% of sales, compared to $659,000, or 10.5% of sales for the second quarter of 2002. The decrease in the Company's sales for the second quarter of 2003 compared to sales for the second quarter of 2002 was attributable primarily to a significant reduction in sales of the Company's legacy products as well as ordinary course fluctuations in the timing and value of orders.

Gross Profit. Gross profit decreased to $1,721,000 for the second quarter of 2003 from $3,654,000 for the second quarter of 2002, a decrease of $1,933,000, or 52.9%. Gross profit for the second quarter of 2003 included gross profit of $771,000 from the Company's packet-voice product line compared to $352,000 for the second quarter of

2002 and gross profit of $950,000 from the Company's wireless product line compared to $3,302,000 for the second quarter of 2002. Gross margin (profit as a percentage of sales) was 42.0% for the second quarter of 2003 compared to 58.5% for the second quarter of 2002. The decrease in gross margin was attributable primarily to increased revenues from the Company's packet-voice product line, which yield lower margins, and a higher than normal proportion of flow-through wireless product line revenues due to the abnormally low sales revenue in the quarter. Also, the Company's historical gross margin has varied by quarter due to volume-related efficiencies, product royalty costs, changes in product and customer mix and charges to write-down obsolete inventory.

Administrative. Administrative expenses for the second quarter of 2003 were $1,223,000, or 29.9% of sales for the period, compared to $1,387,000, or 22.2% of sales for the second quarter of 2003. Administrative expenses were lower for the second quarter of 2003 due primarily to reduced employee compensation for administrative employees and reduced facilities expenses resulting from the Company's restructuring which took place in the fourth quarter of 2002. As a percentage of sales, administrative expenses increased in the second quarter of 2003 due to lower sales for the quarter without an equivalent reduction in administrative expenses.

Sales and Marketing. Sales and marketing expenses for the second quarter of 2003 were $1,317,000, or 32.2% of sales for the period, compared to $995,000, or 15.9% of sales for the second quarter of 2002. Sales and marketing expenses were higher for the second quarter of 2003 due to increased employee compensation costs, resulting primarily from increased headcount, and third party sales representative commissions. As a percentage of sales, sales and marketing expenses increased in the second quarter of 2003 due to lower sales for the quarter without an equivalent reduction in sales and marketing expenses.

Amortization. Amortization expense for the second quarter of 2003 was $226,000, or 5.5% of sales for the period, compared to $176,000, or 2.8% of sales for the second quarter of 2002. For additions prior to 2003, the Company amortizes its capital assets using a declining balance method. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

Research and Development. Research and Development expenses were $1,418,000 for the second quarter of 2003, or 34.6% of sales for the quarter, compared to $998,000, or 16.0% of sales for the second quarter of 2002. The expenses in the second quarter of 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted primarily from the expiration of the Company's R&D funding agreement with Technology Partnerships Canada ("TPC") in the third quarter of 2002. The increase was partially offset by reduced employee compensation expenses and reduced spending on engineering prototypes.

Net Earnings (Loss). The Company had net loss for the second quarter of 2003 of

$2,473,000, compared to net earnings of $81,000 for the second quarter of 2002. The Company's loss per share (basic) for the second quarter of 2003 was $0.17, compared to earnings per share (basic) of $0.01 for the second quarter of 2002.

Six months ended June 30, 2003 compared to the six months ended June 30, 2002

Sales. Sales in the six months ended June 30, 2003 were $9,795,000, a decrease of $2,547,000, or 20.6%, compared to sales for the six months ended June 30, 2002. Included in sales were revenues from the Company's wireless product line of $7,489,000, or 76.5% of sales, compared to $11,573,000, or 93.8% of sales in the six months ending June 30, 2003, and revenues from the Company's packet-voice product line of $2,306,000, or 23.5% of sales, compared to $769,000, or 6.2% of sales for the six months ended June 30, 2002. The decrease in the Company's sales for the six months ended June 30, 2003 compared to sales for the six months ended June 30, 2002 was attributable primarily to a significant reduction in sales of the Company's legacy products as well as ordinary course fluctuations in the timing and value of orders.

Gross Profit. Gross profit decreased to $5,272,000 for the six months ended June 30, 2003 from $7,287,000 for the six months ended June 30, 2002, a decrease of $2,015,000, or 27.7%. Gross profit for the six months ended June 30, 2003 included gross profit of $1,008,000 from the Company's packet-voice product line compared to $387,000 for the six months ended June 30, 2002 and gross profit of $4,264,000 from the Company's wireless product line compared to $6,900,000 for the six months ended June 30, 2002. Gross margin (profit as a percentage of sales) decreased to 53.8% for the six months ended June 30, 2003 from 59.0% for the six months ended June 30, 2002. The decrease in gross margin was attributable primarily to increased revenues from the Company's packet-voice product line, which yield lower margins, and a higher than normal proportion of flow-through wireless product line revenues due to the abnormally low sales revenue in the second quarter. Also, the Company's historical gross margin has varied by quarter due to volume-related efficiencies, product royalty costs, changes in product and customer mix and charges to write-down obsolete inventory

Administrative. Administrative expenses for the six months ended June 30, 2003 were $2,484,000, or 25.3% of sales for the period, compared to $2,451,000, or 19.8% of sales for the six months ended June 30, 2002. Administrative expenses were higher for the six months ended June 30, 2003 due primarily to the effect of payment by a customer of an account receivable during the 2002 period that the Company had previously classified as a bad debt. This increase was partially offset by reduced employee compensation for administrative employees and reduced facilities expenses resulting from the Company's restructuring in the fourth quarter of 2002. As a percentage of sales, administrative expenses increased for the six months ended June 30, 2003 due to lower sales for the period without an equivalent reduction in administrative expenses.

Sales and Marketing. Sales and marketing expenses for the six months ended June 30, 2003 were $2,569,000, or 26.1% of sales for the period, compared to $2,050,000, or 16.6% of sales for the six months ended June 30, 2002. Sales and marketing expenses were higher for the six months ended June 30, 2003 due to increased employee compensation costs, due primarily to increased headcount, and third party sales representative commissions. As a percentage of sales, sales and marketing expenses increased in the six months ended June 30, 2003 due to lower sales for the period without an equivalent reduction in sales and marketing expenses.

Amortization. Amortization expense for the six months ended June 30, 2003 was $419,000, or 4.3% of sales for the period, compared to $343,000, or 2.8% of sales for the six months ended June 30, 2002. For additions prior to 2003, the Company amortizes its capital assets using a declining balance method. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets.

Research and Development. Research and Development expenses were $2,278,000 for the six months ended June 30, 2003, or 23.3% of sales for the period, compared to $2,125,000, or 17.2% of sales for the six months ended June 30, 2002. The expenses during the six months ended June 30, 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted primarily from the expiration of the Company's R&D funding agreement with TPC in the third quarter of 2002, offset partially by reduced employee compensation expenses.

Net Earnings (Loss). The Company had net loss for the six months ended June 30, 2003 of $2,440,000, compared to net earnings of $299,000 for the six months ended June 30, 2002. The Company's loss per share (basic) for the six months ended June 30, 2003 was $0.17, compared to earnings per share (basic) of $0.02 for the six months ended June 30, 2002.

Financial Condition

The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

During the second quarter of 2003, the Company generated $75,000 in cash from operating activities due primarily to an increase in trade receivables and receivables from TPC of $2,297,000 and a decrease in accounts payable of $251,000 which offset the Company's loss of $2,473,000 in the quarter. During the six months ended June 30, 2003, the Company used $115,000 in cash from operating activities due primarily to a net loss of $2,440,000 and a decrease in accrued liabilities of $471,000, offset by a decrease in trade receivables and receivables from TPC of $2,283,000 and an increase in accounts payable of $462,000. The decrease in accounts receivable during the second quarter of

2003 and the six months ended June 30, 2003 was attributable to a decrease in trade receivables resulting from reduced sales in the second quarter of 2003 as compared to the quarters ended March 31, 2003 and December 31, 2002.

Cash used in investing activities for the second quarter of 2003 and the six months ended June 30, 2003 was $165,000 and $411,000, respectively. In both periods, such uses were for the purchase of capital assets.

Cash provided by financing activities for the second quarter of 2003 and the six months ended June 30, 2003 was nil.

At June 30, 2003 and December 31, 2002, the Company's net cash and cash equivalents were $2,624,000 and $3,480,000, respectively. Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at June 30, 2003.

Effective May 15, 2003, the Company entered into a new credit facility agreement with a Canadian Chartered Bank offering more favorable borrowing terms and conditions. The Company terminated its former credit facility agreement effective July 25, 2003. The Company's current credit facility consists of a Cdn$5,000,000 (approximately $3,688,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by substantially all of the Company's current assets. Borrowings may not exceed certain percentages of a defined borrowing base consisting of domestic and foreign accounts receivable and inventories. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (i) encumbering any of its properties, assets or other rights; (ii) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (iii) merging, amalgamating, or otherwise entering into any other form of business combination. The line of credit agreement provides the bank with a first ranking security interest in all personal property of the Company. The Company's net borrowings under the line of credit as of June 30, 2003 were nil.

In March 1999, the Company entered into an agreement with TPC, an agency of the Canadian government, providing for the financing of approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The Company claimed a total of Cdn$5,994,000 ($4,421,000) pursuant to its agreement which expired September 30, 2002. TPC's investment was structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment until an aggregate of Cdn$11,428,000

($8,429,000) in royalties has been paid. During the six months ended June 30, 2003, the Company accrued royalties payable of $75,000 (Cdn$102,000). The investment is repayable immediately upon the occurrence of certain events of default, which includebankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

The Company has entered into various operating lease agreements with remaining terms of up to six years for office premises and equipment. See Note 9 of the Company's annual financial statements, contained in the Company's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the Securities Exchange Commission on March 31, 2003, for a year-by-year summary of expected minimum lease payments.

The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Currency Derivative Contracts

Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company had entered into under these contracts at any one time was Cdn$8,000,000 ($5,901,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At June 30, 2003, the Company was party to currency futures contracts with a notional principal of Cdn$7,500,000 to manage its exposure to fluctuations in U.S. - Canadian dollar exchange rates through March 4, 2004. These contracts have not been designated as hedges for accounting purposes. The Company recognized an accumulated fair value gain of $391,000 for the six months ended June 30, 2003 attributable to these contracts.

Inflation and Foreign Currency Fluctuations

The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company's reported operating expenses and net income may be materially and adversely affected.

Transfer to the NASDAQ Small Cap Market

On April 24, 2003, the Company announced the transfer of its share listing from the NASDAQ National Market to the NASDAQ SmallCap Market. As a result of its transfer, the Company had until May 19, 2003 to comply with the NASDAQ SmallCap Market $1.00 minimum closing bid price requirement. On May 21, 2003, NASDAQ advised the Company that an additional 180-day extension would be granted. NASDAQ confirmed that the Company satisfied the $1.00 minimum closing bid price requirement on July 8, 2003.

Pursuing Strategic Alternatives

On July 14, 2003, the Company announced that it had retained the services of CIBC World Markets to assist it in pursuing strategic alternatives to maximize shareholder value.

Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

During the six months ended June 30, 2003, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

-  The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to volatility in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such volatility in the Company's inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

-  As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

-  The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

-  The Company recorded a lease provision on excess space by estimating the net future cash outflows over the remaining lease period. The estimate is based on various assumptions, including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in the provision may be required.

-  The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management's best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the warranty provision.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Changes in Securities

None

Item 3. Defaults upon Senior Securities

Not Applicable

Item 4. Submission of Matters to a Vote of Security Holders

The Annual Meeting of Stockholders of Spectrum Signal Processing, Inc. was held on May 12, 2003 for the purposes of (1) approving the number of Directors, (2) electing Directors of the Company, (3) ratifying the appointment of KPMG, LLP as the Company's independent auditors for the 2003 fiscal year, and (4) approving the Company's auditor's remuneration.

All nominees for directors were elected; all other matters were approved. The voting on each matter is set forth below:

(1) Proposal to approve the number of Directors at seven

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
9,605,095	1,278	300	0	0	9,415

(2) Election of the Directors of the Company.

Nominee:	In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
Irving Ebert	9,532,789	100	12,115	0	0	71,084
Andrew Harries	9,532,689	100	12,115	0	0	71,184
Jules Meunier	9,530,769	100	12,315	0	0	72,904
Matthew Mohebbi	9,531,994	100	12,610	0	0	71,384
Glenford Myers	9,532,569	100	12,115	0	0	71,304
Pascal Spothelfer	9,530,894	100	12,410	0	0	72,684
Samuel Znaimer	9,532,294	100	12,610	0	0	71,084

(3) Proposal to ratify the appointment of KPMG, LLP as the Company's independent auditor for the 2003 fiscal year.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
9,605,095	100	9,715	0	0	1,178

(4) Proposal to authorize the Directors of the Company to set the remuneration to be paid to the auditor.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
9,606,259	1,104	300	0	0	8,425

Item 5. Other Information

Not Applicable

Item 6. Exhibits and Reports

(a) Exhibits

10.19 - Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003.

10.20 - General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003.

10.21 - Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003.

10.22 - Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003.

(b) Reports on Form 6-K

1. Report on Form 6-K, filed April 2, 2003, attaching a press release announcing a conference call and live audio webcast regarding the Company's first quarter results.

2. Report on Form 6-K, filed April 3, 2003, attaching a press release announcing that the Company has entered into an agreement with Harris Corporation whereby the Company became the first Value Added Reseller of that company's Domain Management ToolKit.

3. Report on Form 6-K, filed May 1, 2003, attaching the following: (a) a press release announcing the extension of its product offerings with ePMC-8120, a Xilinx(R) Virtex-II(TM) processing engine module; (b) a press release announcing that the National Aeronautics and Space Administration Goddard Space Flight Center's Cross Link Integrated Development Environment will use the Company's SDR-3000 subsystems to develop technologies to facilitate satellite-to-satellite communications; (c) a press release announcing that the Company has entered into an agreement with Wind River Systems, Inc. whereby the Company's Wireless Systems Group became a Value Added Reseller of that company's products in the Americas, Europe and Japan; (d) a press release announcing the Company's first quarter results; (e) a press release announcing the Company's transfer from the NASDAQ National Market to the NASDAQ SmallCap Market effective on April 28, 2003; (f) a Notice of Annual General Meeting to be held on May 12, 2003; and (g) an Information Circular for the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.

Date: August 13, 2003                                                 By:   /s/ Brent Flichel
                                                                                                Name: Brent Flichel
                                                                                                Title: Vice President of Finance and Chief Financial Officer